UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

United Homes Group, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

91060H 108

(CUSIP Number)

Michael Nieri

90 N Royal Tower Drive

Irmo, South Carolina 29063

Telephone: 844-766-4663

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 30, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91060H 108
1	NAMES OF REPORTING PERSONS
Michael Nieri
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐ (1)
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
19,047,149 (2)(3)(4)
	8	SHARED VOTING POWER
18,176,725
	9	SOLE DISPOSITIVE POWER
19,047,149 (2)(3)(4)
	10	SHARED DISPOSITIVE POWER
18,176,725

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
37,223,874 (2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
78.2% (5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) The Reporting Person does not affirm, and hereby disclaims membership in a group as described herein. Therefore, the Reporting Person has not checked row 2(a).  Because this is a joint filing pursuant to Rule 13d–1(k)(1), pursuant to Instruction 2 to the Schedule 13D cover page, the Reporting Person also has not checked row 2(b)).

(2) The shares reported in this Schedule 13D as beneficially owned by Michael Nieri and Shelton Twine, and by PWN Trust 2018 dated 7/17/2018, MEN Trust 2018 dated 7/17/2018, and PMN Trust 2018 dated 7/17/2018 (each a “Nieri Trust,” and collectively the “Nieri Trusts”), were acquired (A) upon the closing of a business combination between Great Southern Homes, Inc. (“GSH”) and DiamondHead Holdings Corp. (“DHHC”; such transaction with GSH, the “Business Combination”) on March 30, 2023 (the “Closing Date”), pursuant to a Business Combination Agreement by and among, DHHC, Hestia Merger Sub, Inc. (“Merger Sub”), and GSH, pursuant to which (i) Merger Sub merged with and into GSH (the “Merger”), (ii) GSH continued as the surviving entity of the Merger and a wholly-owned subsidiary of DHHC, and (iii) DHHC changed its name to United Homes Group, Inc. (the “Issuer”), and (B) in separate transactions described in Item 3 below.

(3) Consists of 19,047,149 shares of Class B common stock of the Issuer, par value $0.0001 per share (the “Class B Common Shares”), which are convertible on a 1:1 basis into shares of Class A common stock of the Issuer, par value $0.0001 per share (the “Class A Common Shares”).

(4) Does not include 6,058,909 Class A Common Shares beneficially owned by PWN Trust 2018 dated 7/17/2018, 6,058,909 Class A Common Shares beneficially owned by MEN Trust 2018 dated 7/17/2018, 6,058,909 Class A Common Shares beneficially owned by PMN Trust 2018 dated 7/17/2018 (each a “Nieri Trust,” and collectively the “Nieri Trusts”), or 204,477 Class A Common Shares held or beneficially owned by Shelton Twine, who serves as co-trustee of each of the Nieri Trusts, which shares are held or beneficially owned by Mr. Twine outside of his status as co-trustee of the Nieri Trusts. Mr. Nieri is the grantor of each Nieri Trust, is the father of the respective beneficiaries and co-trustees of each Nieri Trust, and is the brother-in-law of Mr. Twine, the other co-trustee of each Nieri Trust, and may be deemed to have or share beneficial ownership with respect to the shares held by the Nieri Trusts.

(5) Based on 10,621,073 Class A Common Shares issued and outstanding as of March 30, 2023, as reported in the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on April 5, 2023.

CUSIP No. 91060H 108
1	NAMES OF REPORTING PERSONS
PWN Trust 2018 dated 7/17/2018
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐ (1)
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
6,058,909 (2)(3)(4)
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
6,058,909 (2)(3)(4)
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,058,909 (2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☒ (4)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
36.5% (5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) The Reporting Person does not affirm, and hereby disclaims membership in a group as described herein. Therefore, the Reporting Person has not checked row 2(a).  Because this is a joint filing pursuant to Rule 13d–1(k)(1), pursuant to Instruction 2 to the Schedule 13D cover page, the Reporting Person also has not checked row 2(b)).

(2) The shares reported in this Schedule 13D as beneficially owned by Michael Nieri, Shelton Twine, Pennington Nieri, Maigan Nieri, and Patrick Nieri, and by PWN Trust 2018 dated 7/17/2018, MEN Trust 2018 dated 7/17/2018, and PMN Trust 2018 dated 7/17/2018 (each a “Nieri Trust,” and collectively the “Nieri Trusts”), were acquired (A) upon the closing of a business combination between Great Southern Homes, Inc. (“GSH”) and DiamondHead Holdings Corp. (“DHHC”; such transaction with GSH, the “Business Combination”) on March 30, 2023 (the “Closing Date”), pursuant to a Business Combination Agreement by and among, DHHC, Hestia Merger Sub, Inc. (“Merger Sub”), and GSH, pursuant to which (i) Merger Sub merged with and into GSH (the “Merger”), (ii) GSH continued as the surviving entity of the Merger and a wholly-owned subsidiary of DHHC, and (iii) DHHC changed its name to United Homes Group, Inc. (the “Issuer”), and (B) in separate transactions described in Item 3 below.

(3) Consists of 83,333 shares of Class A common stock of the Issuer, par value $0.0001 per share (the “Class A Common Shares”) and 5,975,576 shares of Class B common stock of the Issuer, par value $0.0001 per share (the “Class B Common Shares”), which are convertible on a 1:1 basis into Class A Common Shares.

(4) Does not include 19,047,149 Class B Common Shares held by Michael Nieri, 6,058,909 Class A Common Shares beneficially owned by MEN Trust 2018 dated 7/17/2018, 6,058,909 Class A Common Shares beneficially owned by PMN Trust 2018 dated 7/17/2018 (each a “Nieri Trust,” and collectively the “Nieri Trusts”), or 204,477 Class A Common Shares held or beneficially owned by Shelton Twine, who serves as co-trustee of each of the Nieri Trusts, which shares are held or beneficially owned by Mr. Twine outside of his status as co-trustee of the Nieri Trusts. The Nieri Trusts may be deemed to have or share beneficial ownership with respect to the shares held by the other Nieri Trusts, Michael Nieri, or Shelton Twine.

(5) Based on 10,621,073 Class A Common Shares issued and outstanding as of March 30, 2023, as reported in the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on April 5, 2023.

CUSIP No. 91060H 108
1	NAMES OF REPORTING PERSONS
Pennington W. Nieri
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐ (1)
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
6,076,649 (2)(3)(4)
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
6,076,649 (2)(3)(4)
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,076,649 (2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☒ (4)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
36.6% (5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) The Reporting Person does not affirm, and hereby disclaims membership in a group as described herein. Therefore, the Reporting Person has not checked row 2(a).  Because this is a joint filing pursuant to Rule 13d–1(k)(1), pursuant to Instruction 2 to the Schedule 13D cover page, the Reporting Person also has not checked row 2(b)).

(2) The shares reported in this Schedule 13D as beneficially owned by Michael Nieri, Shelton Twine, Pennington Nieri, Maigan Nieri, and Patrick Nieri, and by PWN Trust 2018 dated 7/17/2018, MEN Trust 2018 dated 7/17/2018, and PMN Trust 2018 dated 7/17/2018 (each a “Nieri Trust,” and collectively the “Nieri Trusts”), were acquired (A) upon the closing of a business combination between Great Southern Homes, Inc. (“GSH”) and DiamondHead Holdings Corp. (“DHHC”; such transaction with GSH, the “Business Combination”) on March 30, 2023 (the “Closing Date”), pursuant to a Business Combination Agreement by and among, DHHC, Hestia Merger Sub, Inc. (“Merger Sub”), and GSH, pursuant to which (i) Merger Sub merged with and into GSH (the “Merger”), (ii) GSH continued as the surviving entity of the Merger and a wholly-owned subsidiary of DHHC, and (iii) DHHC changed its name to United Homes Group, Inc. (the “Issuer”), and (B) in separate transactions described in Item 3 below.

(3) Consists of 83,333 shares of Class A common stock of the Issuer, par value $0.0001 per share (the “Class A Common Shares”), 5,975,576 shares of Class B common stock of the Issuer, par value $0.0001 per share (the “Class B Common Shares”), which are convertible on a 1:1 basis into Class A Common Shares, and 17,740 Class A Common Shares which may be acquired by Pennington Nieri pursuant to a Rollover Option (as defined in Item 3 below).

(4) Does not include 19,047,149 Class B Common Shares held by Michael Nieri, 6,058,909 Class A Common Shares beneficially owned by MEN Trust 2018 dated 7/17/2018, 6,058,909 Class A Common Shares beneficially owned by PMN Trust 2018 dated 7/17/2018 (each a “Nieri Trust,” and collectively the “Nieri Trusts”), or 204,477 Class A Common Shares held or beneficially owned by Shelton Twine, who serves as co-trustee of each of the Nieri Trusts, which shares are held or beneficially owned by Mr. Twine outside of his status as co-trustee of the Nieri Trusts. The Nieri Trusts may be deemed to have or share beneficial ownership with respect to the shares held by the other Nieri Trusts, Michael Nieri, or Shelton Twine.

(5) Based on 10,621,073 Class A Common Shares issued and outstanding as of March 30, 2023, as reported in the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on April 5, 2023.

CUSIP No. 91060H 108
1	NAMES OF REPORTING PERSONS
MEN Trust 2018 dated 7/17/2018
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐ (1)
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
6,058,909 (2)(3)(4)
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
6,058,909 (2)(3)(4)
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,058,909 (2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☒ (4)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
36.5% (5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) The Reporting Person does not affirm, and hereby disclaims membership in a group as described herein. Therefore, the Reporting Person has not checked row 2(a).  Because this is a joint filing pursuant to Rule 13d–1(k)(1), pursuant to Instruction 2 to the Schedule 13D cover page, the Reporting Person also has not checked row 2(b)).

(2) The shares reported in this Schedule 13D as beneficially owned by Michael Nieri, Shelton Twine, Pennington Nieri, Maigan Nieri, and Patrick Nieri, and by PWN Trust 2018 dated 7/17/2018, MEN Trust 2018 dated 7/17/2018, and PMN Trust 2018 dated 7/17/2018 (each a “Nieri Trust,” and collectively the “Nieri Trusts”), were acquired (A) upon the closing of a business combination between Great Southern Homes, Inc. (“GSH”) and DiamondHead Holdings Corp. (“DHHC”; such transaction with GSH, the “Business Combination”) on March 30, 2023 (the “Closing Date”), pursuant to a Business Combination Agreement by and among, DHHC, Hestia Merger Sub, Inc. (“Merger Sub”), and GSH, pursuant to which (i) Merger Sub merged with and into GSH (the “Merger”), (ii) GSH continued as the surviving entity of the Merger and a wholly-owned subsidiary of DHHC, and (iii) DHHC changed its name to United Homes Group, Inc. (the “Issuer”) and (B) in separate transactions described in Item 3 below.

(3) Consists of 83,333 shares of Class A common stock of the Issuer, par value $0.0001 per share (the “Class A Common Shares”) and 5,975,576 shares of Class B common stock of the Issuer, par value $0.0001 per share (the “Class B Common Shares”), which are convertible on a 1:1 basis into Class A Common Shares.

(4) Does not include 19,047,149 Class B Common Shares held by Michael Nieri, 6,058,909 Class A Common Shares beneficially owned by PWN Trust 2018 dated 7/17/2018, 6,058,909 Class A Common Shares beneficially owned by PMN Trust 2018 dated 7/17/2018 (each a “Nieri Trust,” and collectively the “Nieri Trusts”), or 204,477 Class A Common Shares held or beneficially owned by Shelton Twine, who serves as co-trustee of each of the Nieri Trusts, which shares are held or beneficially owned by Mr. Twine outside of his status as co-trustee of the Nieri Trusts. The Nieri Trusts may be deemed to have or share beneficial ownership with respect to the shares held by the other Nieri Trusts, Michael Nieri, or Shelton Twine.

(5) Based on 10,621,073 Class A Common Shares issued and outstanding as of March 30, 2023, as reported in the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on April 5, 2023.

CUSIP No. 91060H 108
1	NAMES OF REPORTING PERSONS
Maigan Nieri
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐ (1)
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
6,060,043 (2)(3)(4)
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
6,060,403 (2)(3)(4)
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,060,403 (2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☒ (4)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
36.5% (5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) The Reporting Person does not affirm, and hereby disclaims membership in a group as described herein. Therefore, the Reporting Person has not checked row 2(a).  Because this is a joint filing pursuant to Rule 13d–1(k)(1), pursuant to Instruction 2 to the Schedule 13D cover page, the Reporting Person also has not checked row 2(b)).

(2) The shares reported in this Schedule 13D as beneficially owned by Michael Nieri, Shelton Twine, Pennington Nieri, Maigan Nieri, and Patrick Nieri, and by PWN Trust 2018 dated 7/17/2018, MEN Trust 2018 dated 7/17/2018, and PMN Trust 2018 dated 7/17/2018 (each a “Nieri Trust,” and collectively the “Nieri Trusts”), were acquired (A) upon the closing of a business combination between Great Southern Homes, Inc. (“GSH”) and DiamondHead Holdings Corp. (“DHHC”; such transaction with GSH, the “Business Combination”) on March 30, 2023 (the “Closing Date”), pursuant to a Business Combination Agreement by and among, DHHC, Hestia Merger Sub, Inc. (“Merger Sub”), and GSH, pursuant to which (i) Merger Sub merged with and into GSH (the “Merger”), (ii) GSH continued as the surviving entity of the Merger and a wholly-owned subsidiary of DHHC, and (iii) DHHC changed its name to United Homes Group, Inc. (the “Issuer”) and (B) in separate transactions described in Item 3 below.

(3) Consists of 83,333 shares of Class A common stock of the Issuer, par value $0.0001 per share (the “Class A Common Shares”), 5,975,576 shares of Class B common stock of the Issuer, par value $0.0001 per share (the “Class B Common Shares”), which are convertible on a 1:1 basis into Class A Common Shares, and 1,494 Class A Common Shares which may be acquired by Maigan Nieri pursuant to a Rollover Option (as defined in Item 3 below).

(4) Does not include 19,047,149 Class B Common Shares held by Michael Nieri, 6,058,909 Class A Common Shares beneficially owned by PWN Trust 2018 dated 7/17/2018, 6,058,909 Class A Common Shares beneficially owned by PMN Trust 2018 dated 7/17/2018 (each a “Nieri Trust,” and collectively the “Nieri Trusts”), or 204,477 Class A Common Shares held or beneficially owned by Shelton Twine, who serves as co-trustee of each of the Nieri Trusts, which shares are held or beneficially owned by Mr. Twine outside of his status as co-trustee of the Nieri Trusts. The Nieri Trusts may be deemed to have or share beneficial ownership with respect to the shares held by the other Nieri Trusts, Michael Nieri, or Shelton Twine.

(5) Based on 10,621,073 Class A Common Shares issued and outstanding as of March 30, 2023, as reported in the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on April 5, 2023.

CUSIP No. 91060H 108
1	NAMES OF REPORTING PERSONS
PMN Trust 2018 dated 7/17/2018
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐ (1)
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
6,058,909 (2)(3)(4)
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
6,058,909 (2)(3)(4)
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,058,909 (2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☒ (4)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
36.5% (5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) The Reporting Person does not affirm, and hereby disclaims membership in a group as described herein. Therefore, the Reporting Person has not checked row 2(a).  Because this is a joint filing pursuant to Rule 13d–1(k)(1), pursuant to Instruction 2 to the Schedule 13D cover page, the Reporting Person also has not checked row 2(b)).

(2) The shares reported in this Schedule 13D as beneficially owned by Michael Nieri, Shelton Twine, Pennington Nieri, Maigan Nieri, and Patrick Nieri, and by PWN Trust 2018 dated 7/17/2018, MEN Trust 2018 dated 7/17/2018, and PMN Trust 2018 dated 7/17/2018 (each a “Nieri Trust,” and collectively the “Nieri Trusts”), were acquired (A) upon the closing of a business combination between Great Southern Homes, Inc. (“GSH”) and DiamondHead Holdings Corp. (“DHHC”; such transaction with GSH, the “Business Combination”) on March 30, 2023 (the “Closing Date”), pursuant to a Business Combination Agreement by and among, DHHC, Hestia Merger Sub, Inc. (“Merger Sub”), and GSH, pursuant to which (i) Merger Sub merged with and into GSH (the “Merger”), (ii) GSH continued as the surviving entity of the Merger and a wholly-owned subsidiary of DHHC, and (iii) DHHC changed its name to United Homes Group, Inc. (the “Issuer”) and (B) in separate transactions described in Item 3 below.

(3) Consists of 83,333 shares of Class A common stock of the Issuer, par value $0.0001 per share (the “Class A Common Shares”) and 5,975,576 shares of Class B common stock of the Issuer, par value $0.0001 per share (the “Class B Common Shares”), which are convertible on a 1:1 basis into Class A Common Shares.

(4) Does not include 19,047,149 Class B Common Shares held by Michael Nieri, 6,058,909 Class A Common Shares beneficially owned by PWN Trust 2018 dated 7/17/2018, 6,058,909 Class A Common Shares beneficially owned by MEN Trust 2018 dated 7/17/2018, (each a “Nieri Trust,” and collectively the “Nieri Trusts”), or 204,477 Class A Common Shares held or beneficially owned by Shelton Twine, who serves as co-trustee of each of the Nieri Trusts, which shares are held or beneficially owned by Mr. Twine outside of his status as co-trustee of the Nieri Trusts. The Nieri Trusts may be deemed to have or share beneficial ownership with respect to the shares held by the other Nieri Trusts, Michael Nieri, or Shelton Twine.

(5) Based on 10,621,073 Class A Common Shares issued and outstanding as of March 30, 2023, as reported in the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on April 5, 2023.

CUSIP No. 91060H 108
1	NAMES OF REPORTING PERSONS
Patrick Nieri
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐ (1)
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
6,060,043 (2)(3)(4)
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
6,060,403 (2)(3)(4)
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,060,403 (2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☒ (4)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
36.5% (5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) The Reporting Person does not affirm, and hereby disclaims membership in a group as described herein. Therefore, the Reporting Person has not checked row 2(a).  Because this is a joint filing pursuant to Rule 13d–1(k)(1), pursuant to Instruction 2 to the Schedule 13D cover page, the Reporting Person also has not checked row 2(b)).

(2) The shares reported in this Schedule 13D as beneficially owned by Michael Nieri, Shelton Twine, Pennington Nieri, Maigan Nieri, and Patrick Nieri, and by PWN Trust 2018 dated 7/17/2018, MEN Trust 2018 dated 7/17/2018, and PMN Trust 2018 dated 7/17/2018 (each a “Nieri Trust,” and collectively the “Nieri Trusts”), were acquired (A) upon the closing of a business combination between Great Southern Homes, Inc. (“GSH”) and DiamondHead Holdings Corp. (“DHHC”; such transaction with GSH, the “Business Combination”) on March 30, 2023 (the “Closing Date”), pursuant to a Business Combination Agreement by and among, DHHC, Hestia Merger Sub, Inc. (“Merger Sub”), and GSH, pursuant to which (i) Merger Sub merged with and into GSH (the “Merger”), (ii) GSH continued as the surviving entity of the Merger and a wholly-owned subsidiary of DHHC, and (iii) DHHC changed its name to United Homes Group, Inc. (the “Issuer”) and (B) in separate transactions described in Item 3 below.

(3) Consists of 83,333 shares of Class A common stock of the Issuer, par value $0.0001 per share (the “Class A Common Shares”), 5,975,576 shares of Class B common stock of the Issuer, par value $0.0001 per share (the “Class B Common Shares”), which are convertible on a 1:1 basis into Class A Common Shares, and 1,494 Class A Common Shares which may be acquired by Patrick Nieri pursuant to a Rollover Option (as defined in Item 3 below).

(4) Does not include 19,047,149 Class B Common Shares held by Michael Nieri, 6,058,909 Class A Common Shares beneficially owned by PWN Trust 2018 dated 7/17/2018, 6,058,909 Class A Common Shares beneficially owned by PMN Trust 2018 dated 7/17/2018 (each a “Nieri Trust,” and collectively the “Nieri Trusts”), or 204,477 Class A Common Shares held or beneficially owned by Shelton Twine, who serves as co-trustee of each of the Nieri Trusts, which shares are held or beneficially owned by Mr. Twine outside of his status as co-trustee of the Nieri Trusts. The Nieri Trusts may be deemed to have or share beneficial ownership with respect to the shares held by the other Nieri Trusts, Michael Nieri, or Shelton Twine.

(5) Based on 10,621,073 Class A Common Shares issued and outstanding as of March 30, 2023, as reported in the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on April 5, 2023.

CUSIP No. 91060H 108
1	NAMES OF REPORTING PERSONS
Shelton Twine
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐ (1)
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
18,381,202 (2)(3)(4)
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
18,381,202 (2)(3)(4)
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
18,381,202 (2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐ (4)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
64.2% (5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) The Reporting Person does not affirm, and hereby disclaims membership in a group as described herein. Therefore, the Reporting Person has not checked row 2(a).  Because this is a joint filing pursuant to Rule 13d–1(k)(1), pursuant to Instruction 2 to the Schedule 13D cover page, the Reporting Person also has not checked row 2(b)).

(2) The shares reported in this Schedule 13D as beneficially owned by Michael Nieri, Shelton Twine, Pennington Nieri, Maigan Nieri, and Patrick Nieri, and by PWN Trust 2018 dated 7/17/2018, MEN Trust 2018 dated 7/17/2018, and PMN Trust 2018 dated 7/17/2018 (each a “Nieri Trust,” and collectively the “Nieri Trusts”), were acquired (A) upon the closing of a business combination between Great Southern Homes, Inc. (“GSH”) and DiamondHead Holdings Corp. (“DHHC”; such transaction with GSH, the “Business Combination”) on March 30, 2023 (the “Closing Date”), pursuant to a Business Combination Agreement by and among, DHHC, Hestia Merger Sub, Inc. (“Merger Sub”), and GSH, pursuant to which (i) Merger Sub merged with and into GSH (the “Merger”), (ii) GSH continued as the surviving entity of the Merger and a wholly-owned subsidiary of DHHC, and (iii) DHHC changed its name to United Homes Group, Inc. (the “Issuer”) and (B) in separate transactions described in Item 3 below.

(3) Consists of (i) 186,737 shares of Class A common stock of the Issuer, par value $0.0001 per share (the “Class A Common Shares”), (ii) 17,740 Class A Common Shares which may be acquired by Mr. Twine pursuant to a Rollover Option (as defined in Item 3 below), (iii) 6,058,909 Class A Common Shares beneficially owned by PWN Trust 2018 dated 7/17/2018, (iv) 6,058,909 Class A Common Shares beneficially owned by MEN Trust 2018 dated 7/17/2018, and (v) 6,058,909 Class A Common Shares beneficially owned by PMN Trust 2018 dated 7/17/2018 (each a “Nieri Trust,” and collectively the “Nieri Trusts”). Mr. Twine may be deemed to have beneficial ownership with respect to the shares held by the Nieri Trusts.

(4) Does not include 19,047,149 Class B Common Shares held by Michael Nieri.

(5) Based on 10,621,073 Class A Common Shares issued and outstanding as of March 30, 2023, as reported in the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on April 5, 2023.

Item 1.	Security and Issuer.

The title and class of equity securities to which this statement on Schedule 13D (“Schedule 13D”) relates are the shares of Class A common stock of the Issuer (defined below), par value $0.0001 per share (the “Class A Common Shares”) of United Homes Group, Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 90 N Royal Tower Drive, Irmo, South Carolina, 29063.

Item 2.	Identity and Background.

(a)	Pursuant to § 240.13d-1(k) under the Securities Exchange Act of 1934, as amended, this Schedule 13D is being filed jointly by Michael Nieri, PWN Trust 2018 dated 7/17/2018, Pennington Nieri, MEN Trust 2018 dated 7/17/2018, Maigan Nieri, PMN Trust 2018 dated 7/17/2018, Patrick Nieri, and Shelton Twine (the “Reporting Persons”).

(b)	The principal business address of the Reporting Persons is 90 N Royal Tower Drive, Irmo, South Carolina, 29063.

(c)	The principal occupation of Mr. Nieri is as Chairman, Chief Executive Officer, President, and Director of the Issuer. Each of the Nieri Trusts exist for the benefit of their respective beneficiaries. The principal occupation of Pennington Nieri is Co-Executive VP – Construction Services of the Issuer. The principal occupation of Maigan Nieri is as a project manager for a land development company affiliated with the Issuer. The principal occupation of Patrick Nieri is as a project manager for a land development company affiliated with the Issuer. The principal occupation of Mr. Twine is as Chief Operating Officer of the Issuer.

(d)	During the last five years preceding the date of this filing, no Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years preceding the date of this filing, no Reporting Person has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, which resulted in such Reporting Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Michael Nieri, Pennington Nieri, Maigan Nieri, Patrick Nieri, and Shelton Twine are each United States citizens. Each beneficiary and trustee of the Nieri Trusts is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

Shares Acquired as Merger Consideration. A portion of the shares of Class A Common Stock reported in this Schedule 13D as beneficially owned by the Reporting Persons were acquired by the Reporting Persons in connection with the closing of the business combination involving DHHC, Hestia Merger Sub, Inc., a South Carolina corporation and wholly-owned subsidiary of DHHC (“Merger Sub”), and Great Southern Homes, Inc. (“GSH”), pursuant to a Business Combination Agreement between such parties, dated September 10, 2022 (the “Business Combination Agreement”). Upon the closing of the Business Combination (the “Closing”) on March 30, 2023 (the “Closing Date”), in accordance with the Business Combination Agreement, (i) Merger Sub merged with and into GSH (such transaction, the “Merger”), (ii) GSH continued as the surviving entity of the Merger and a wholly-owned subsidiary of DHHC, and (iii) DHHC changed its name to United Homes Group, Inc.

As consideration for the Merger, the stockholders of GSH (the “Pre-Merger Stockholders”) were collectively entitled to receive from DHHC, in the aggregate, a number of shares of DHHC Class A common stock (valued at $10.00 per share) with an aggregate value equal to (a) $500,000,000 minus (b) the Company Closing Indebtedness (as defined in the Business Combination Agreement); plus (c) the Company Closing Cash (as defined in the Business Combination Agreement (as so calculated, the “Merger Consideration”). In addition, and without limitation, each option to purchase GSH common shares (each, a “GSH Option”) outstanding and unexercised as of immediately prior to the Effective Time was cancelled in exchange for an option to purchase a number of Class A Common Shares (“Rollover Options”) equal to (x) the number of GSH common shares subject to such GSH Options immediately prior to the Effective Time multiplied by (y) the Exchange Ratio (as defined in the Business Combination Agreement), at an exercise price per share equal to (A) the exercise price per GSH common share of such GSH Option immediately prior to the Effective Time divided by (B) the Exchange Ratio. Subject to certain exceptions, each Rollover Option is subject to the same terms and conditions as were applicable to the GSH Option immediately prior to the Effective Time.

Upon the Closing of the Merger, (i) Michael Nieri received Merger Consideration in the amount of 19,047,149 shares of Class B Common Stock in exchange for his holdings of GSH Class B common stock, (ii) PWN Trust 2018 dated 7/17/2018 received Merger Consideration in the amount of 6,058,909 shares of Class B Common Stock in exchange for its holdings of GSH Class B common stock, (iii) Pennington Nieri received Merger Consideration in the form of a Rollover Option to acquire 70,960 shares of Class A Common Stock, 25% of which is presently beneficially owned, (iv) MEN Trust 2018 dated 7/17/2018 received Merger Consideration in the amount of 6,058,909 shares of Class B Common Stock in exchange for its holdings of GSH Class B common stock, (v) Maigan Nieri received Merger Consideration in the form of a Rollover Option to acquire 5,976 shares of Class A Common Stock, 25% of which is presently beneficially owned, (vi) PMN Trust 2018 dated 7/17/2018 received Merger Consideration in the amount of 6,058,909 shares of Class B Common Stock in exchange for its holdings of GSH Class B common stock, (vii) Patrick Nieri received Merger Consideration in the form of a Rollover Option to acquire 5,976 shares of Class A Common Stock, 25% of which is presently beneficially owned, and (viii) Shelton Twine received Merger Consideration in the amount of 186,737 shares of Class A Common Stock in exchange for his holdings of GSH Class A common stock and a Rollover Option to acquire 17,740 shares of Class A Common Stock, 25% of which is presently beneficially owned.

The summary description in this Schedule 13D of the Business Combination Agreement and the transactions effected thereby is qualified in its entirety by reference to the full text of the Business Combination Agreement, a copy of which is attached hereto as Exhibit 1 and is incorporated herein by reference.

The shares of GSH common stock held by the Reporting Persons prior to the closing of the Business Combination were acquired with personal funds or in exchange for provision of services. The GSH Options held by the Reporting Persons prior to the closing of the Business Combination was acquired in exchange for provision of services.

Shares Acquired Pursuant to Subscription Agreements and Lock-Up Agreements. Prior to the Closing Date, each of the Nieri Trusts entered into separate subscription agreements (the “PIPE Subscription Agreements”) on March 23, 2023 pursuant to which each Nieri Trust agreed to purchase from the Issuer in a private offering exempt from registration (A) 33,333 shares of Class A Common Stock at a purchase price of $10.00 per share, and (B) 3,334 shares of Class A Common Stock at a purchase price of $0.01 per share. Also prior to the Closing Date, (Y) the PWN Trust 2018 dated 7/17/2018 and PMN Trust 2018 dated 7/17/2018 each purchased 33,334 shares of Class A Common Stock in the open market at a price of $10.15 per share, and the MEN Trust 2018 dated 7/17/2018 purchased 33,333 shares of Class A Common Stock in the open market at a price of $10.15 per share and (Z) each of the Nieri Trusts purchased 8,333 shares of Class A Common Stock at a purchase price of $0.01 per share, pursuant to certain share lock-up and non-redemption agreements entered into on March 23, 2023 (the “Share Lock-Up Agreements,” and together with the PIPE Subscription Agreements, the “Subscription Agreements”).

Exclusion of Shares Issuable in Connection with Earnout Rights. As additional consideration for the Merger, the Pre-Merger Stockholders were granted the contingent right (the “Earnout Right”) to receive up to 20,000,000 additional shares of Class A Common Stock (the “Earnout Shares”), to be distributed in up to three payments (each, an “Earnout Share Payment”), if, for 20 out of any 30 consecutive trading days during the period beginning 90 days after the Closing Date and ending on the 5-year anniversary of the Closing Date (the “Earnout Period”), the Issuer’s VWAP (as defined in the Business Combination Agreement) equals or exceeds the following per-share values (each, an “Earnout Target”): (i) $12.50 per share, in which case each Pre-Merger Stockholder will be issued its Earn Out Pro Rata Share (as defined in the Business Combination Agreement) of 7,500,000 Earnout Shares (the “First Earnout Share Payment”); (ii) $15.00 per share, in which case each Pre-Merger Stockholder will be issued its Earn Out Pro Rata Share of 7,500,000 Earnout Shares (the “Second Earnout Share Payment”); and (iii) $17.50 per share, in which case each Pre-Merger Stockholder will be issued its Earn Out Pro Rata Share of 5,000,000 Earnout Shares (the “Third Earnout Share Payment”).

In connection with the Earnout Right granted to the Pre-Merger Stockholders, on the Closing Date of the Merger: (1) Michael Nieri received an Earnout Right to acquire up to 9,493,681 Earnout Shares (his Earn Out Pro Rata Share of the aggregate maximum of 20,000,000 Earnout Shares issuable to the Pre-Merger Stockholders), (i) 3,560,130 of which will be issued in connection with the First Earnout Share Payment, (ii) 3,560,130 of which will be issued in connection with the Second Earnout Share Payment, and (iii) 2,373,420 of which will be issued in connection with the Third Earnout Share Payment; (2) PWN Trust 2018 dated 7/17/2018 received an Earnout Right to acquire up to 2,978,803 Earnout Shares (its Earn Out Pro Rata Share of the aggregate maximum of 20,000,000 Earnout Shares issuable to the Pre-Merger Stockholders), (i) 1,117,051 of which will be issued in connection with the First Earnout Share Payment, (ii) 1,117,051 of which will be issued in connection with the Second Earnout Share Payment, and (iii) 744,701 of which will be issued in connection with the Third Earnout Share Payment; (3) Pennington Nieri received an Earnout Right to acquire up to 35,373 Earnout Shares (his Earn Out Pro Rata Share of the aggregate maximum of 20,000,000 Earnout Shares issuable to the Pre-Merger Stockholders), (i) 13,265 of which will be issued in connection with the First Earnout Share Payment, (ii) 13,265 of which will be issued in connection with the Second Earnout Share Payment, and (iii) 8,843 of which will be issued in connection with the Third Earnout Share Payment, (4) MEN Trust 2018 dated 7/17/2018 received an Earnout Right to acquire up to 2,978,803 Earnout Shares (its Earn Out Pro Rata Share of the aggregate maximum of 20,000,000 Earnout Shares issuable to the Pre-Merger Stockholders), (i) 1,117,051 of which will be issued in connection with the First Earnout Share Payment, (ii) 1,117,051 of which will be issued in connection with the Second Earnout Share Payment, and (iii) 744,701 of which will be issued in connection with the Third Earnout Share Payment; (5) Maigan Nieri received an Earnout Right to acquire up to 2,979 Earnout Shares (her Earn Out Pro Rata Share of the aggregate maximum of 20,000,000 Earnout Shares issuable to the Pre-Merger Stockholders), (i) 1,117 of which will be issued in connection with the First Earnout Share Payment, (ii) 1,117 of which will be issued in connection with the Second Earnout Share Payment, and (iii) 745 of which will be issued in connection with the Third Earnout Share Payment, (6) PMN Trust 2018 dated 7/17/2018 received an Earnout Right to acquire up to 2,978,803 Earnout Shares (its Earn Out Pro Rata Share of the aggregate maximum of 20,000,000 Earnout Shares issuable to the Pre-Merger Stockholders), (i) 1,117,051 of which will be issued in connection with the First Earnout Share Payment, (ii) 1,117,051 of which will be issued in connection with the Second Earnout Share Payment, and (iii) 744,701 of which will be issued in connection with the Third Earnout Share Payment; (7) Patrick Nieri received an Earnout Right to acquire up to 2,979 Earnout Shares (his Earn Out Pro Rata Share of the aggregate maximum of 20,000,000 Earnout Shares issuable to the Pre-Merger Stockholders), (i) 1,117 of which will be issued in connection with the First Earnout Share Payment, (ii) 1,117 of which will be issued in connection with the Second Earnout Share Payment, and (iii) 745 of which will be issued in connection with the Third Earnout Share Payment, and (8) Shelton Twine received an Earnout Right to acquire up to 128,461 Earnout Shares (his Earn Out Pro Rata Share of the aggregate maximum of 20,000,000 Earnout Shares issuable to the Pre-Merger Stockholders), (i) 48,173 of which will be issued in connection with the First Earnout Share Payment, (ii) 48,173 of which will be issued in connection with the Second Earnout Share Payment, and (iii) 32,115 of which will be issued in connection with the Third Earnout Share Payment. With respect to each Reporting Person’s Earnout Share potential, each Earnout Share Payment is contingent on the Issuer’s VWAP equaling or exceeding the required Earnout Target for 20 out of any 30 consecutive trading days during the Earnout Period.

Each Reporting Person’s right to receive Earnout Shares pursuant to the Earnout Right granted in the Business Combination Agreement became fixed and irrevocable on the Closing Date of the Merger. However, the Earnout Shares underlying each Reporting Person’s Earnout Right are excluded from the shares reported as beneficially owned by the Reporting Persons in this Schedule 13D because none of the related Earnout Targets have been satisfied.

Item 4.	Purpose of Transaction.

The information reported in Item 3 of this Schedule 13D is incorporated by reference into this Item 4. The shares of Class A Common Stock reported as beneficially owned by the Reporting Persons were acquired in connection with the Business Combination as Merger Consideration under the Business Combination Agreement or in separate transactions and will be held for investment purposes.

Michael Nieri is the Chairman, Chief Executive Officer, President, and Director of the Issuer; Pennington Nieri is the Co-Executive VP – Construction of the Issuer, each of the Nieri Trusts are the beneficial owner of greater than 5% of the Class A Common Stock, and Shelton Twine is the Chief Operating Officer of the Issuer. Except as set forth herein and to the extent that the Reporting Persons may have influence over the corporate activities of the Issuer, including activities that may relate to the items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, the Reporting Persons do not have any present plan or proposal that relate to or would result in any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons reserve the right to increase or decrease their position in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise, including the exercise of warrants, on such terms and at such times as the Reporting Persons may deem advisable. The Reporting Persons reserve the right to change their intention with respect to any and all matters referred to in this Item 4.

Based on the transactions and relationships described herein, the Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Exchange Act. The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group, and the existence of any such group is expressly disclaimed.

Item 5.	Interest in Securities of the Issuer.

The responses of the Reporting Persons to rows (7) through (13) of the cover pages and Items 2, 3, 4 and 6 of this Schedule 13D are incorporated into this Item 5 by reference.

(a) The aggregate percentage of shares of Class A Common Stock reported as beneficially owned by the Reporting Persons is based on the Issuer having 10,621,073 shares of Class A Common Stock issued and outstanding as of the Closing Date.

As of the filing date of this Schedule 13D (the “Filing Date”): (i) Michael Nieri beneficially owns 19,047,149 shares of Class A Common Stock, representing approximately 78.2% of the issued and outstanding shares of the Issuer’s Class A Common Stock, (ii) the Nieri Trusts each beneficially own 6,058,909 shares of Class A Common Stock, representing approximately 36.5% of the issued and outstanding shares of the Issuer’s Class A Common Stock, (iii) Pennington Nieri beneficially owns 6,076,649 shares of Class A Common Stock, representing approximately 36.6% of the issued and outstanding shares of the Issuer’s Class A Common Stock, (iv) Maigan Nieri beneficially owns 6,060,403 shares of Class A Common Stock, representing approximately 36.5% of the issued and outstanding shares of the Issuer’s Class A Common Stock, (v) Patrick Nieri beneficially owns 6,060,403 shares of Class A Common Stock, representing approximately 36.5% of the issued and outstanding shares of the Issuer’s Class A Common Stock, and (vi) Mr. Twine beneficially owns 18,381,202 shares of Class A Common Stock, consisting of the 204,477 shares held directly by Mr. Twine or issuable upon the exercise of a Rollover Option held directly by Mr. Twine and, in his capacity as co-trustee of each of the Nieri Trusts, the aggregate of 18,176,726 shares beneficially owned by the Nieri Trusts, representing approximately 64.2% of the issued and outstanding shares of the Issuer’s Class A Common Stock.

(b) As of the Filing Date:

(i) Mr. Nieri has the sole power to vote or direct the voting of, and to dispose or direct the disposition of, 19,047,149 shares of Class A Common Stock. Mr. Nieri may be deemed to have or share beneficial ownership with respect to the shares held by the Nieri Trusts; Mr. Nieri disclaims beneficial ownership of these shares except to the extent of any pecuniary interest he may have therein, directly or indirectly.

(ii) Each of the Nieri Trusts has the sole power to vote or direct the voting of, and to dispose or direct the disposition of, 6,058,909 shares of Class A Common Stock. Each of the Nieri Trusts may be deemed to have or share beneficial ownership with respect to the shares held by the other Nieri Trusts, Michael Nieri, or Shelton Twine; each Nieri Trust disclaims beneficial ownership of these shares except to the extent of any pecuniary interest it may have therein, directly or indirectly.

(iii) Pennington Nieri has the sole power to vote or direct the voting of, and to dispose or direct the disposition of, 6,076,649 shares of Class A Common Stock.

(iv) Maigan Nieri has the sole power to vote or direct the voting of, and to dispose or direct the disposition of, 6,060,403 shares of Class A Common Stock.

(v) Patrick Nieri has the sole power to vote or direct the voting of, and to dispose or direct the disposition of, 6,060,403 shares of Class A Common Stock.

(vi) Shelton Twine has the sole power to vote or direct the voting of, and to dispose or direct the disposition of, 18,381,202 shares of Class A Common Stock.

(c) Except as otherwise described in Item 3, Item 6, or elsewhere in this Schedule 13D, no transactions in the shares of Class A Common Stock were effected by any of the Reporting Persons during the past 60 days.

(d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Class A Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth or incorporated in Items 3 and 4 is hereby incorporated by reference in its entirety into this Item 6.

Registration Rights Agreement

In connection with the Business Combination, Michael Nieri and each of the Nieri Trusts, along with certain other securityholders of the Issuer, entered into an Amended and Restated Registration Rights Agreement with the Issuer, dated as of March 30, 2023 (the “Registration Rights Agreement”), pursuant to which, among other things, the securityholders (including the applicable Reporting Persons) (i) agreed not to transfer the Class A Common Shares held by such Reporting Persons or issuable to such Reporting Persons upon conversion of Class B Common Shares or exercise of options during a specified lock-up period, subject to certain exceptions described therein and (ii) were granted certain registration rights with respect to their Class A Common Shares.

Pursuant to the terms of the Registration Rights Agreement, the shares held by Michael Nieri and the Nieri Trusts are subject to a lock up period commencing upon the Closing and ending on (A) with respect to 50% of the shares, one year following the Closing, and (B) with respect to the remaining 50% of the shares, two years following the Closing.

The description of the Registration Rights Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Annex D to the Issuer’s Registration Statement on Form S-4 (File No. 333-267820), as amended, originally filed by the Issuer with the SEC on October 11, 2022 (and is incorporated by reference herein as Exhibit 2).

Subscription Agreements

As disclosed in Item 3 above, the Nieri Trusts entered into the Subscription Agreements with DHHC. Pursuant to the Subscription Agreements, DHHC granted certain registration rights to the Nieri Trusts with respect to their unregistered Class A Common Stock. The obligations to consummate the transactions contemplated by the Subscription Agreements were conditioned upon customary closing conditions, including the consummation of the transactions contemplated by the Business Combination Agreement, including the Business Combination.

Pursuant to the terms of the Share Lock-Up Agreements and the PIPE Subscription Agreements, as applicable, each of the Nieri Trusts have agreed to subject all of the Class A Common Stock held by each such investor following the consummation of the transactions contemplated by their respective Share Lock-Up Agreement or PIPE Subscription Agreement, as applicable (the “Lock-Up Shares”), to resale and transfer restrictions for a period of one year for 50% of such Lock-Up Shares and two years for the remaining 50% of such Lock-Up Shares, subject to customary exceptions. The foregoing resale and transfer restrictions may be released or waived by the Issuer; provided that to the extent any Lock-Up Investor or PIPE Investor is granted a release or waiver from such restrictions, other Lock-Up Investors and PIPE Investors with similar restrictions will generally be automatically granted a release or waiver from the similar restrictions affecting them to the same extent. On March 30, 2023, the Issuer notified each Lock-Up Investor that the Issuer was waiving the lock-up restriction contained in the Share Lock-Up Agreements.

The description of the Subscription Agreements is qualified in its entirety by reference to the full text of such agreements, forms of which were filed by the Issuer as Exhibits 10.1 and 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on March 28, 2023 (and incorporated by reference herein as Exhibits 3 and 4).

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Exhibit Description

1	Business Combination Agreement, dated as of September 10, 2022, by and among the Issuer, Merger Sub and GSH (incorporated by reference to Exhibit 2.1 to the Issuer’s Registration Statement on Form S-4 filed with the SEC on October 11, 2022).

2	Amended and Restated Registration Rights Agreement, by and between the Issuer and parties identified on the signature page thereto (incorporated by reference to Exhibit 10.7 to the Company’s Registration Statement on Form S-1 filed on April 28, 2023).

3	Form of Share Issuance and Lock-Up Agreement, by and among DHHC and the investor identified on the signature page thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on March 28, 2023).

4	Form of Subscription Agreement, by and among DHHC and the investor identified on the signature page thereto (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on March 28, 2023).

5	Agreement of Joint Filing dated May 9, 2023, by and among the Reporting Persons

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   May 9, 2023

/s/ MICHAEL NIERI	/s/ SHELTON TWINE
MICHAEL NIERI	SHELTON TWINE

/s/ PENNINGTON NIERI	/s/ MAIGAN NIERI
PENNINGTON NIERI	MAIGAN NIERI

/s/ PATRICK NIERI
PATRICK NIERI

PWN TRUST 2018 dated 7/17/2018	MEN TRUST 2018 dated 7/17/2018

/s/ Pennington Nieri	/s/ Maigan Nieri
Pennington Nieri, Co-Trustee	Maigan Nieri, Co-Trustee

/s/ Shelton Twine	/s/ Shelton Twine
Shelton Twine, Co-Trustee	Shelton Twine, Co-Trustee

PMN TRUST 2018 dated 7/17/2018

/s/ Patrick Nieri
Patrick Nieri, Co-Trustee

/s/ Shelton Twine
Shelton Twine, Co-Trustee